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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



05041384

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46496

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

NAME OF BROKER - DEALER:

Fiserv Investor Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 St. James Place, Suite 100
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Colleps 713-350-3859
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1700 Market St.	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)



SEC MAIL
PROCESSING
RECEIVED
MAR 0 2 2005
WASH, D.C.
179
SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

AFFIRMATION

We, Nancy M Sympson and Elizabeth Ann Colleps, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedule pertaining to Fiserv Investor Services, Inc and subsidiaries for the year ended December 31, 2004, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature Date

Nancy M. Sympson
Chief Executive Officer




NOTARY PUBLIC
STATE OF TEXAS
Gloria Dene Gray
My Commission Expires
September 20, 2008



Signature Date

Elizabeth Ann Colleps
Controller



Fiserv Investor Services, Inc. and Subsidiaries (An Indirect Wholly Owned Subsidiary of Fiserv, Inc.)

Consolidated Statement of Financial Condition as of December 31, 2004 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
of Fiserv Investor Services, Inc.:

We have audited the accompanying consolidated statement of financial condition of Fiserv Investor Services, Inc. (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Fiserv Investor Services, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.



February 23, 2005

FISERV INVESTOR SERVICES, INC. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of Fiserv, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS	
Cash and cash equivalents	$5,045,126
Receivable from affiliates, including clearing broker	2,163,094
Other assets	292,436
TOTAL ASSETS	$7,500,656
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Payable to affiliates	$ 572,285
Payable to correspondents	1,966,355
Reserve for regulatory matter	1,611,000
Other payables	588,780
Total Liabilities	4,738,420
STOCKHOLDER'S EQUITY:	
Common stock, par value $.001, 1,000 shares authorized and outstanding	1
Additional paid-in capital	1,174,999
Retained earnings	1,587,236
Total Stockholder's Equity	2,762,236
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$7,500,656

See notes to consolidated statement of financial condition.

FISERV INVESTOR SERVICES, INC. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of Fiserv, Inc.)

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General and Basis of Presentation—Fiserv Investor Services, Inc. and subsidiaries ("FIS") is a wholly owned subsidiary of BHC Investments, Inc. ("Investments"), which is a wholly owned subsidiary of Fiserv Clearing, Inc. (the "Parent"), which is a wholly owned subsidiary of Fiserv, Inc. ("Fiserv").

FIS has two subsidiaries: BHCM Insurance Agency, Inc. and Fiserv Insurance Agency of Alabama, Inc. Historically, these subsidiaries acted as pass-through entities for collection of commission revenue and the processing of annuities and investment company products. BHCM Insurance Agency Inc. was closed during 2004. The accounts of these subsidiaries have been consolidated with the accompanying consolidated statement of financial condition and material intercompany transactions have been eliminated.

FIS sells investment company products, variable and fixed annuities, and life insurance products as a registered broker-dealer and life insurance agency. FIS makes these products available through its affiliated clearing broker-dealer, Fiserv Securities, Inc. ("FSI"), or through a third-party marketing arrangement.

Securities Transactions—Securities transactions and the related commissions, execution and clearing fees are recorded on a trade date basis.

Income Taxes—FIS files separate state income tax returns and is included in the consolidated federal and unitary state income tax returns filed by Fiserv. The policy of the consolidated group is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based on their respective contributions to consolidated taxable income for financial reporting purposes.

Deferred income tax assets and liabilities arise from "temporary differences" between the tax basis of an asset or liability and its reported amount in the consolidated statement of financial condition. Deferred tax balances are determined by applying the currently enacted tax rate to future years for differences between the consolidated statement of financial condition carrying amount and the tax basis of existing assets and liabilities.

Cash and Cash Equivalents—Cash and cash equivalents represent cash on deposit with financial institutions and highly liquid debt instruments with original maturities of three months or less.

Fair Value of Financial Instruments—The carrying amounts of the financial instruments of the Company approximate their fair market values due to their short-term nature.

Estimates—The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

FIS is subject to the Uniform Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, FIS had net capital of $1,721,183, which was $1,405,338 in excess of its required net capital of $315,845. The Company's aggregated indebtedness to net capital ratio was 2.75 to 1.

3. SEC RULE 15c3-3 EXEMPTION

FIS is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Rule 15c3-3(k)(2)(ii), which, among other provisions, requires FIS to clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

4. RELATED PARTY TRANSACTIONS

TradeStar Investments, Inc. ("TradeStar") and FSI, which are affiliates of FIS, have assigned certain contracts with various banks and broker-dealers to provide brokerage services to FIS. To facilitate operations, FSI provides clearing and execution services to FIS. Additionally, TradeStar provides the use of office space and fixed assets.

The receivable from affiliates, including clearing broker, represents commissions due principally from FSI.

The payable to affiliates represents amounts due to TradeStar for operating expenses.

5. INCOME TAXES

Aggregate deferred tax assets amounted to $92,000 at December 31, 2004. The approximate tax effect of the temporary difference that gives rise to the deferred tax balance at December 31, 2004 consists primarily of accrued expenses.

6. CREDIT RISK

FIS's clearing and execution agreement provides that FSI's credit losses relating to unsecured margin account receivables of FIS's customers are charged back to FIS.

In accordance with industry practice, FSI records customer transactions on a settlement date basis, which is generally three business days after trade date. FSI is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case FSI may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by FSI is charged back to FIS.

FIS, in conjunction with FSI, controls off balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. FSI establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

7. COMMITMENTS AND CONTINGENCIES

Guarantees—FIS provides guarantees to securities clearing houses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. FIS's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for FIS to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

8. LITIGATION

In the normal course of business, FIS is subject to litigation. Although the ultimate outcome of potential and current litigation cannot be predicted with certainty, FIS's management does not expect that such litigation will have a material adverse effect on FIS's financial position or liquidity.

FIS operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, FIS is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

For the year ended December 31, 2004, FIS incurred additional costs and reserves principally associated with the Securities and Exchange Commission's ("SEC") ongoing industry wide review of mutual fund trading practices, including market timing and late trading. FIS has been responding to inquiries from the SEC. FIS is cooperating with the SEC and has conducted its own internal investigation of these matters. Although FIS is unable to predict the ultimate outcome of these matters, if the SEC were to assert a violation of securities laws with respect to these matters, then FIS may be subject to fines and penalties and other administrative remedies.

9. SALE OF COMPANY

On December 16, 2004 Fiserv entered into an agreement with National Financial Services LLC, (National) pursuant to which National will acquire all of the outstanding shares of Investments, for approximately $349 million in cash payable at closing, subject to certain post-closing adjustments, plus a contingent payment of up to $15 million to be paid after the first anniversary of the closing date based on achievement of specific revenue targets. Consummation of the transaction is subject to customary conditions to closing, including receipt of regulatory approvals. The agreement provides that the Parent will be required to retain certain liabilities of Investments, including among others, those relating to the previously announced SEC investigation of FSI. The transaction is expected to be completed in the first quarter of 2005.

* * * * * *

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

February 23, 2005

Fiserv Investor Services, Inc.
1900 St. James Place
Suite 120
Houston, Texas

In planning and performing our audit of the consolidated financial statements of Fiserv Investor Services, Inc. and subsidiaries (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 23, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

